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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------
                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
                                  (RULE 13E-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                         CLICKSOFTWARE TECHNOLOGIES LTD.

         (Name of Subject Company (Issuer) and Filing Person (Offeror))


        OPTIONS TO PURCHASE ORDINARY SHARES, PAR VALUE NIS 0.02 PER SHARE

                         (Title of Class of Securities)

                                   M25082-10-4

                      (CUSIP Number of Class of Securities)

                                  SHMUEL ARVATZ
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         CLICKSOFTWARE TECHNOLOGIES LTD.
                               34 HABARZEL STREET,
                             TEL AVIV, ISRAEL 69710
                                 972-3-765-9400

           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                               RICHARD MANN, ADV.
               GROSS, KLEINHENDLER, HODAK, HALEVY, GREENBERG & CO.
                               ONE AZRIELI CENTER
                             TEL AVIV 67021, ISRAEL
                                (972) 3-607-4444

                            CALCULATION OF FILING FEE
--------------------------------------- ----------------------------------------
     TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
--------------------------------------- ----------------------------------------
          $378,948.00                                      $30.66
--------------------------------------- ----------------------------------------
* Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 2,074,200 Ordinary Shares of ClickSoftware Technologies Ltd. having an aggregate value of $378,948 as of April 9, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee equals $80.90 for each $1 million of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
    Amount Previously Paid:   $30.66                    Filing Party: ClickSoftware Technologies Ltd.
                              --------------------                    ------------------------------------
    Form or Registration No.: Schedule TO               Date Filed:   April 15, 2003
                              --------------------                    ------------------------------------
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[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by ClickSoftware Technologies Ltd. (the "Company") with the Securities and Exchange Commission on April 15, 2003 (the "Schedule TO") in connection with the offer to exchange outstanding options to purchase the Company's ordinary shares, par value NIS 0.02 per share, on the terms and subject to the conditions described in the Offer To Exchange Outstanding Options To Purchase Ordinary Shares For New Options, dated April 15, 2003 (the "Offer to Exchange"), and the related attachments thereto. The Offer to Exchange, attached to the Schedule TO as Exhibit (a)(1)(A), and the related documents attached to the Schedule TO as exhibits, as they may be amended or supplemented from time to time, constitute the "Offer."

     This Amendment No. 1 amends and supplements the Offer by changing the Expiration Date to 5:00 p.m., Israel time, on May 22, 2003.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     (a)(iii) The Offer is scheduled to expire at 5:00 p.m., Israel time, on May 22, 2003.

ITEM 12. EXHIBITS.

     Item 12 is hereby amended and supplemented as follows:

     (a)(1)(F) E-mail communication to ClickSoftware Technologies Ltd.'s employees, dated May 9, 2003.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           CLICKSOFTWARE TECHNOLOGIES LTD.


Dated:  May 9, 2003                        By: /s/ Shmuel Arvatz
                                               -----------------
                                           Name:   Shmuel Arvatz
                                           Title:  Executive Vice President and
                                                   Chief Financial Officer






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                                INDEX OF EXHIBITS
                                -----------------

Exhibit No.            Description
-----------            -----------

(a)(1)(A)              Offer to Exchange, dated April 15, 2003.*

(a)(1)(B) E-mail communication to Clicksoftware Technologies Ltd.'s employees, dated April 15, 2003.*

(a)(1)(C)              Election Form.*

(a)(1)(D)              Form of Election Confirmation.*

(a)(1)(E) Form of letter of confirmation to Israeli Tax Authorities to be executed by current or former residents of the State of Israel.*

(a)(1)(F) E-mail communication to Clicksoftware Technologies Ltd.'s employees, dated May 9, 2003.

(a)(2)                 Not applicable.

(a)(3)                 Not applicable.

(a)(4)                 Not applicable.

(a)(5)(A) Our Amended and Restated 2000 Share Option Plan (incorporated by reference to Annex A to our Proxy Statement on Form DEF14A, filed on August 6, 2001, SEC file number 000-30827).

(a)(5)(B)              Our 1996 Share Option Plan (incorporated by reference to
                       Exhibit 10.6 to Registration Statement on Form S-1/A, SEC file number 333-30274).

(a)(5)(C)              Our 1997 Share Option Plan (incorporated by reference to
                       Exhibit 10.7 to Registration Statement on Form S-1/A, SEC file number 333-30274).

(a)(5)(D)              Our 1998 Share Option Plan (incorporated by reference to
                       Exhibit 10.8 to Registration Statement on Form S-1/A, SEC file number 333-30274).

(a)(5)(E)              Our 1999 Share Option Plan (incorporated by reference to
                       Exhibit 10.9 to Registration Statement on Form S-1/A, SEC file number 333-30274).

(a)(5)(F)              Our 2000 U.S. Option Plan (incorporated by reference to
                       Exhibit 10.11 to Registration Statement on Form S-1/A, SEC file number 333-30274).

(a)(5)(G)              Our 2000 Israeli Plan (incorporated by reference to
                       Exhibit 10.12 to Registration Statement on Form S-1/A, SEC file number 333-30274).

(a)(5)(H) Our 2000 Approved U.K. Share Scheme (incorporated by reference to Exhibit 10.14 to Registration Statement on Form S-1/A, SEC file number 333-30274).

(b)                    Not applicable.


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(d)                    Not applicable.

(g)                    Not applicable.

(h)                    Not applicable.
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* Previously filed.


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